Exhibit 16.1

June 4, 2009

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Green Plains Renewable Energy, Inc. (the Company) and, under the date of March 26, 2009, we reported on the consolidated financial statements of the Company as of and for the nine-month transition period ended December 31, 2008. On June 2, 2009, we were notified the auditor-client relationship will cease effective upon the Company’s filing of its Form 10-Q for the second quarter ending June 30, 2009. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 4, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the fourth paragraph.

Very truly yours,

/s/ L.L. Bradford & Company, LLC

L.L. Bradford & Company, LLC